200 East Randolph Drive
Chicago, Illinois  60601

James S. Rowe To Call Writer Directly: (312) 861-2191 jrowe@kirkland.com	(312) 861-2000 www.kirkland.com	Facsimile: (312) 861-2200

April 16, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	H. Christopher Owings
Scott M. Anderegg
William Choi
Andrew Blume

Re:	Tuesday Morning Corporation
Registration Statement on Form S-3
Filed November 11, 2007
File No. 333-147103

Gentlemen:

On behalf of Tuesday Morning Corporation, a Delaware corporation (the “Company”), and as a follow-up to our conversation on April 1, 2008, we hereby supplementally provide the disclosure that the Company currently anticipates including in its definitive proxy statement for its 2008 annual meeting of stockholders.  The bracketed text indicates additional discussion and analysis that the Company expects to provide once its fiscal year is complete and the Compensation Committee has determined the payouts, if any, that will be made under the Company’s cash incentive plan.

“Annual Cash Incentive Plan

                The Company’s cash incentive plan is designed to encourage employee retention and to tie executive compensation to the achievement of specific performance objectives.  For fiscal year 2008, the plan provided the named executive officers with an incentive opportunity based upon the Company’s net sales and fully diluted earnings per share (“EPS”) for fiscal 2008.  The Compensation Committee selected these performance measures because it believes that net sales and EPS are the best indicators of Company performance and are most closely correlated to the creation of shareholder value.

The cash incentive opportunities for fiscal 2008 were set as a percentage of base salary, ranging for all of the named executive officers from 0% to 20% of base salary, based on the achievement of performance targets at one of four achievement levels.  There is no interpolation of payouts between the various levels, and both of the performance targets at a particular level must be met in order for the participant to receive the payout at that level.

The amount of the final payout is determined based on the Company’s actual performance measured against the performance targets set by the Compensation Committee.  The Compensation Committee does not have any discretion to make payouts under the plan where the performance targets are not achieved, although the Compensation Committee reserves the right, at any time during the performance period, to adjust the performance targets upon the occurrence of unforeseen developments, changes in market conditions, changes in the Company’s business plan, changes in the Compensation Committee’s compensation philosophy or otherwise.

The following chart presents information about the specific performance targets established by the Compensation Committee for fiscal 2008 and the incentive opportunities for our named executive officers at each achievement level:

	Performance Targets		Incentive Opportunity
Achievement Level	Net Sales Targets	EPS Targets	Percentage of Base Salary
Level 1 (Maximum)			20%
Level 2			15%
Level 3			10%
Level 4 (Threshold)			0%-9%

[In its definitive proxy statement, the Company will set forth its actual net sales and EPS results for 2008 and indicate, accordingly, whether or not the performance targets have been achieved and, if so, at what level.  If the Level 4 targets are achieved, the Company expects to further indicate why the Compensation Committee selected a certain percentage of base salary given the discretion it has over the incentive opportunity at that level (0-9%).]”

* * * * *

We hope that the foregoing has been responsive to the Staff’s request.  Should you have any questions relating to the foregoing, please do not hesitate to contact the undersigned at (312) 861-2191.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	Kathleen Mason
Michael Marchetti